[ICD] Independence Contract Drilling, Inc., Second Quarter 2018 Financial Results Conference Call Thursday, August 02, 2018, 12:00 Eastern Officers Philip Choyce; EVP, CFO Byron Dunn; President, CEO Analysts Connor Lynagh; Morgan Stanley Kurt Hallead; RBC Taylor Zurcher; Tudor, Pickering, Holt Ryan Pfingst; B. Riley FBR Daniel Burke; Johnson Rice Presentation Operator: Good day, and welcome to the Independence Contract Drilling Second Quarter 2018 Financial Results Conference Call. (Operator Instructions) Please also note today's event is being recorded. I would now like to turn the conference over to Philip Choyce, Executive Vice President and Chief Financial Officer. Please go ahead, sir. Philip Choyce: Good morning, everyone, and thank you for joining us today to discuss ICD's second quarter 2018 results. With me today is Byron Dunn, our President and Chief Executive Officer. Before we begin, I would like to remind all participants that our comments today will include forward-looking statements, which are subject to certain risks and uncertainties. A number of factors and uncertainties could cause actual results in future periods to differ materially from what we talk about today. For a complete discussion of these risks, we encourage you to read the company's earnings release and our documents on file with the SEC. In addition, we refer to non-GAAP measures during the call. Please refer to the earnings release and our public filings for our full reconciliation of net loss to adjusted net loss, EBITDA, and adjusted EBITDA and for definitions of our non-GAAP measures. And with that, I'll turn it over to Byron for opening remarks. Byron Dunn: Well, thank you, Philip. Good morning, everyone, and thank you for joining us today. This morning, I will review ICD's second quarter, provide color on the current and anticipated day rate and utilization environment we expect through year-end, and update you on the timing of our acquisition of Sidewinder. Philip will provide details on our second quarter financials, provide third quarter guidance, and then we'll take questions from all participants. In the second quarter, ICD generated record revenue and continued full utilization of our pad optimal ShaleDriller fleet. Improving day rates and full quarter realization of the field level cost efficiency initiatives we discussed on the first quarter call drove sequential margin per day improvement exceeding 13%. Our cash cost per day at the rig level has improved to $11,150 per day. And our fully burdened rig level operating cost per day has improved to $13,000 per day. These changes to our field cost structure will persist. During the quarter, day rates for pad optimal rigs continued to increase in line with the guidance we provided on our first quarter call. And on a fleet-wide average basis, our average day rate continued a robust recovery with sequential as well as year-on-year positive incrementals. Current day rates for new term fixtures of pad optimal rigs are in the $23,000 to $25,000 per day range. Some additional color on this. Market conditions for pad optimal rigs with experienced crews are solid and improving, with demand for pad optimal rigs in our target market exceeding supply. Just this week, we signed a new term contract at the highest day rate we have received since the downturn began in 2014. We expect pad optimal rig day rates to continue to improve through the balance of 2018 and into 2019, and we are currently negotiating term contracts at the shorter end of the term contract tenor range only going further up in one year in special situations or where capital investment requires a combination of higher day rate and longer tenor for payback and return. At ICD we see no reason to lock in today's low day rates and longer-term arrangements when we are confident in U.S. land drilling fundamentals. At March 31st, 2018, we reported a pro forma backlog of $91 million, with a fleet average day rate of approximately $20,200 per day. Today we report a pro forma backlog as of June 30th, 2018 of $104 million, with an average day rate exceeding $21,000 per day. Operationally, ICD is hitting on all cylinders. Our 15th ShaleDriller rig commenced drilling operations last week ahead of schedule. And although final costs have not been booked, the rig's total construction cost should come in below or, at worst, in line with the budgetary cost estimates we provided The Street earlier. As I mentioned on pretty much every recent conference call, demand for pad optimal land drilling rigs in our target market exceeds what the U.S. fleet can deliver, and demand continues to grow as our clients, the top-tier players in the shales, bend their cost curve down, optimize their production profiles, and accelerate their cash flows through expansion of wellbore manufacturing operations on ever larger pads and design successively more complex pad drilling programs.

These large pad drilling programs are most efficiently and economically executed by pad optimal equipment and in many cases where we have partnered with our clients can only be executed by pad optimal rigs. With regard to Permian takeaway issues, let me say that we continue to see growing incremental demand for ShaleDriller pad optimal rigs by both existing and new customers. Many of our Permian customers are among the largest in the basin and have invested in infrastructure for years to eliminate takeaway bottlenecks. Many of these companies were criticized for this capital spend during the downturn, but now they are seeing significant returns from these investments. Our smaller cap customers are in varying stages of their development cycle depending on acreage position. Therefore, they do not see takeaway bottlenecks having a direct effect on their active rig count in drilling CapEx. To the extent we have rigs rolling off contract during the period where new pipeline capacity is still required, we don't see any issues with recontracting at higher incremental day rates. And in any case, the term structure of our contract portfolio, by and large, bridges the conjectured period of takeaway issues. So Permian takeaway has not been an issue for ICD, and I see no forward indication that it will be an issue for us. As manifested by our 100% utilization at industry-leading day rates, ICD rigs and crews continue to deliver exceptional results to our customers. A good example of ICD's value- add and ability to accelerate customer cash flow, production profile, and to lower spread costs, was on display during the second quarter when we walked across a lease from pad to pad, not from well to well, but from pad to pad, 462 feet in 5 1/2 hours. Because we didn't lay the mass down, we saved 24 to 48 hours versus a traditional move by a legacy rig, and eliminated all the fixed costs which would have been incurred during this period by our customer. ICD pad optimal ShaleDriller rigs on complex pads deliver exceptional move times, extremely long lateral, high quality, and completable wellbores and extraordinary financial results to our customers. With regard to our acquisition of Sidewinder, we filed our preliminary proxy on Tuesday, and, at this point, still anticipate that the acquisition will close early in the fourth quarter of this year. So wrapping up. ICD's fleet is at full utilization, driven by a secular move to large pad wellbore manufacturing programs, the shortage of pad optimal rigs continues, day rates and contract tenors are improving, our leadership team is reducing field costs across the board while meeting the increasing demands of our customers. We continue to construct a strategically staggered contract backlog at higher day rates and tenors. We are back in growth mode. And all this, along with operational scale, capital market liquidity, and a lower weighted average cost of capital are provided by the acquisition of Sidewinder and its complementary pad optimal fleet and customer base. And I will now turn the call back over to Philip. Philip Choyce: Thank you, Byron. In the second quarter, ICD reported an adjusted net loss of $3.2 million or $0.08 per share. Based on 1,265 revenue days in the second quarter, ICD reported record revenue of $25.8 million including pass-through revenue of $1.2 million. Average revenue per day of $19,411 came in line with the higher end of our guidance. Cost per day of $13,034 came in on the low end of our guidance and benefited from the full quarter realization of efficiency initiatives at the rig level. Overall, gross margin per operating day of $6,377 increased over 13% sequentially. SG&A expenses included $443,000 of professional fees and other costs directly related to the recently announced Sidewinder combination. Excluding these costs, SG&A expenses were $3.5 million, including $700,000 of non-cash compensation expense, sequentially flat with the first quarter. Depreciation expense and interest expense came in line with our prior guidance, and tax expense was de minimis. At quarter end, we had net debt, excluding capitalized leases, of $56.2 million. Our borrowing base under our credit facility was $105 million, exceeding the $85 million of commitments under the facility. This quarter end borrowing base does not include our 15th ShaleDriller rig, which commenced operation subsequent to quarter end. Our capital budget for 2018 has increased slightly to $23.5 million as we purchased additional mud pumps in connection with third pump additions. At June 30th, 2018, pro forma for the contract we just signed, our contract backlog was approximately $104 million, representing 13.5 rig years of activity. Of this backlog, 53% is expected to be realized during 2018, and the remainder during 2019. As lower day rate contracts rewrite to the current day rate environment, we expect to continue to see revenue per day improvement. Third-quarter guidance. We expect our rigs will again achieve full effective utilization with a small number of idle days per rigs transitioning between customers. Revenue days should range between 1,330 and 1,340 days during the quarter. Revenue per day should range between $20,200 and $20,400 per day as we continue to realize benefits from improving day rates under contract extensions. We expect fully burdened operating cost per day to range between $12,900 and $13,200 per day. As a result, we expect margin per day to again increase sequentially in the 13%

to 14% range. And these per day expectations exclude pass-through revenues and expenses and (indiscernible) expenses. And we expect (indiscernible) expenses in the third quarter to be approximately $250,000. SG&A, excluding Sidewinder transaction expenses, should approximate $3.5 million in the third quarter of which $700,000 will be non-cash. And I would expect Sidewinder transaction expenses to approximate $1 million during the quarter. Depreciation expense should approximate $6.9 million, interest expense should approximate $1.05 million, and tax expense should be de minimis again at around $50,000. And with that, I'll turn the call back over to Byron Byron Dunn: Thanks, Philip. Operator, at this point, I have no further comments. Would you open the line for Q&A, please? Questions and Answers Operator: Absolutely, sir. (Operator Instructions) Connor Lynagh of Morgan Stanley. Connor Lynagh: So you've got your competitors rolling out $10 million, $15 million rigs upgrades, which I believe have reasonable lead times on them. So how long is it before customers consider a new build rig of a ShaleDriller-type design competitive with that type of proposition? Byron Dunn: So first of all, when you talk about upgrades there's a lot of space in there. We don't upgrade. We convert. If you remember, back with the 100 Series, we replaced the entire substructure. So what we do is we take older equipment and convert it to full 200 Series capability. Going forward, that's what we would expect to do. I think we've got some options there in the Sidewinder fleet. So conversions -- rather upgrades have questionable applicability. You need to know specifically what you're talking about. So when we're looking at new builds, we're typically talking to a customer who has a specific requirement for equipment with these specific characteristics. And typically upgrades aren't going to fit that bill, conversions do. So I think we need additional granularity on what exactly people are doing before we can make good comparisons and contrast, Connor. Connor Lynagh: Yes, fair point. Fair point. Sort of unrelated question here. The common theme from, again other drillers this quarter, has been higher labor costs. And I guess love your thoughts on how much of the day rate increases have been pass-through and whether you're experiencing similar issues managing labor costs in your fleet. Byron Dunn: Yes, we're experiencing higher cost at the entry level, training-related. We haven't seen any labor cost to date, broad labor cost increases to date. That may change.

But we're a preferred place to work. We've got new equipment. We have a good corporate culture. We have more people applying here than we can handle. So we haven't seen that issue. Philip Choyce: Connor, in the downturn, we didn't reduce pay for any of our rig crews. So as we move forward, we haven't had to make any adjustments really, to date, of any magnitude. Our term contracts do have provisions to allow us to pass through labor costs if they did increase. Connor Lynagh: Gotcha. All right. Thanks. Operator: Kurt Hallead of RBC. Kurt Hallead: So Byron, I know the process is continuing here to close on the merger with Sidewinder. I was wondering if you could give us a quick refresh on when Sidewinder and ICD complete that process. What's the difference between kind of day rate and cash margin between the Sidewinder fleet and ICD? And then what's your expectation on how long it might be to get the entire fleet up to either ICD or just market cash margin dynamics? Byron Dunn: Yes. I'm going to turn the question over to Phil. He's spearheading the acquisition process, and he can give you a timing update. Philip Choyce: Yes. So their rigs are going to behave similar to ours, get the same day rates as ours and similar costs. From a backlog perspective, their rigs will roll to market day rates, pretty much all of them by first and second quarter of next year. Ours will do the same a little further. We go into the second quarter next year a little bit more than they do. So I think from a timing perspective, you've got the transaction, we expect it to close in October sometime. You've got four to five capital projects that we think have great returns, with four SCR conversions and one 100 Series-type rig ShaleDriller conversion that we can do next year with free cash flow generation. We would expect those to happen next year sometime as long as market conditions stay where they are or get better. Kurt Hallead: Great. Got it. And I think last week BP acquired the U.S. shale assets of BHP. And I know you have at least one or two rigs that are running with BP right now. Any advance indications or discussions with BP? Sounds like they're going to potentially increase the rig count like 10 to 15 rigs. So any thoughts on that? Byron Dunn: I can tell you that both the Sidewinder rig and the independence rig working for BHP are very highly regarded. And we've entered into those discussions, but we have no conclusions to date. Kurt Hallead: Okay. Got it. All right. That's it for me. Thanks.

Operator: Taylor Zurcher of Tudor, Pickering, Holt. Taylor Zurcher: I just had one follow-up question to Connor's question around rig upgrades. Obviously your peers are going ahead with pretty capitally intensive upgrades today. It just seems like there's an endless sort of supply or lower spec AC and SCR rigs that can be upgraded pretty quickly. And so my question is, with spot day rates for that super spec rig class in the $23,000 to $25,000 a day range, I mean, do you view the idle capacity of upgradable SC and AC drive rigs as potentially hindering a future day rate growth beyond $23,000 to $25,000 a day? Or is it your belief that that day rate momentum is going to continue to trend higher over the back half and into 2019? Byron Dunn: Okay. We don't compete with the vast majority of that equipment. Again, upgrades are -- upgrades and super spec, I'm not sure what all that means. If you take a look at the type of equipment we field and Sidewinder fields, there's two general buckets you can define it by. One is the drilling equipment, and that's the top drive, the AC drive, the mud pump, so on and so forth. And the right configuration has -- gives you very fine control over key drilling parameters, weight on bid, rotational speed, pump pressures, and so on. And that's what produces very high quality wellbores. The second big bucket is how the rig moves and whether it can walk XY, whether it can walk omni-directionally, whether the flow line is flanged or articulated. And what you find there is, unless you have those characteristics, you can't fit the rig into large pad geometries because an XY walk is not what you do. You might have to cant it or tilt it. So I think when you're talking about upgrades, you're talking about old legacy equipment that you're putting higher pressure mud pumps on or you're doing something with the top drive. Unless you have the whole package, we don't compete with it. And at the margin, the clients we're talking to aren't going to use that kind of thing. So I think that the market is much more granular than the assumption that's implicit in your question. And we don't see competition from that equipment. And certainly from the day rate perspective, we get a much higher day rate than a troubled or a piece of equipment that has issues moving, but may have upgraded equipment on it. Taylor Zurcher: Okay. That's fair enough. I appreciate the color. That's it for me. Thanks. Operator: Ryan Pfingst of B. Riley FBR. Ryan Pfingst: Could you please provide an update on the 16th ShaleDriller rig and the likelihood of it going to work this year? Byron Dunn: Sure. And again, I think that's a question that's going to be answered in the fourth quarter following the close of the Sidewinder acquisition. And the reason for that is we've got a much broader opportunity set now with conversions and new builds. I think the economics are, if they're not there, they certainly will be in the fourth quarter. But that's going to be a question I think that goes to the new Board of Directors after the close of the transaction. Right now we're focused on closing the transaction. We're focused on integrating the two companies and achieving the cost synergies we discussed. Ryan Pfingst: Okay. Thank you. And then, you mentioned that you don't want to lock in rates or rigs day rates for more than a year right now. Just wondering what kind of day rates are you looking for to lock in a rig for a term more than a year? Byron Dunn: I don't know if I can answer that question. What I can say is day rates are moving aggressively upward. And even in the last quarter, they probably went up by $1,500 a day at the margin for new fixtures. So while that trend is continuing, we want it -- we're a term player, but we're going to play in the shorter end of the term spectrum as long as we've got this tremendous momentum in day rate increases. Ryan Pfingst: That's helpful. Thank you, guys. Operator: (Operator Instructions) Daniel Burke of Johnson Rice. Daniel Burke: Byron, are you seeing term rates at a premium to spot rates or longer-term at a premium to what a short-term contract would be? Byron Dunn: We're not talking to anybody about spot rates. So a one-off spot rate, I don't know exactly where it is right now, so all of our contracts and the conversations are six-month, one-year, two years. And as I mentioned we're trending -- we're trying to push back to two-year deals. And so I can comment on those day rates. But I'm not sure there is a, at least for the equipment class we're fielding, there really isn't a short-term spot market because there's no equipment available. Daniel Burke: Okay. Got it. And a pretty flat forward curve than in terms of pricing implied by term across the durations you do discuss? Byron Dunn: No, I think it's upward sloping. This market feels a lot like the market we IPO'd into in 2014. And if you remember, we pretty rapidly, in a six month period, we went from $21,000 a day to $27,000 a day. And this market has that feel. Daniel Burke: Okay. And then when you step back and you look at the inquiries you're fielding now for incremental rigs or discussions around term opportunities, admittedly you don't have the hugest sample set up rigs. But any sense of whether inquiries by customer class are shifting? Or are you seeing more increase from larger customers versus smaller right now, or no discernible change? Byron Dunn: No discernible change. But our existing customer base is asking us to provide additional equipment. So I think we're going to have limited ability to step out beyond the people we're working for, at least right now at least before the close of the

Sidewinder transaction because everyone that we're working for is looking for additional equipment. Daniel Burke: Got it. And then maybe just one last one for Philip. In terms of, I know it's a small investment, but for example the incremental mud pumps you guys are investing in, can you talk about the return threshold in terms of number of years or so that -- Philip Choyce: We're typically looking for one to two years on something like that. Daniel Burke: Okay, great. All right. Well, look, guys, that's really all I had left. I appreciate the time. Operator: And this concludes our question and answer session. I'd like to turn the conference back over to Byron Dunn for any closing remarks. Byron Dunn: Well, I think this is, in all likelihood, the last conference call I'll be hosting as the President and Chief Executive Officer of ICD. So going out, I want to say it's been a privilege to work with the folk on the buy side and the sell side who have taken the time to understand what we're doing and participate in the growth of the company. And it's also been a privilege to work with the men and women of ICD, who truly are the ones that built this company. Next conference call will be hosted by Anthony Gallegos, the new Chief Executive Officer. I'm sure he's going to do a great job. And I look forward to you all supporting him as you supported me. Thanks very much. Operator: And thank you, sir. Today's conference has now concluded and we thank you all for attending today's presentation. You may now disconnect your lines and have a wonderful day.